VIA EDGAR

July 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Ms. Heather Clark

Ms. Claire Erlanger

Re:VIA optronics AG

Form 20-F for the Year Ended December 31, 2021

Filed on May 16, 2022

File No. 001-39543

Ladies and Gentlemen:

VIA optronics AG (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 8, 2022 (the “Comment Letter”), relating to the above referenced Annual Report on Form 20-F (the “Annual Report”).

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience we have incorporated into this response letter.

Form 20-F for the Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

Key Business Metrics, page 69

1)

Please revise page 70 to provide a reconciliation of EBITDA margin to the most directly comparable IFRS measure. Your revisions should disclose the most directly comparable IFRS measure with equal or greater prominence. Please refer to Item 10(e) of Regulation S-K.

Answer of VIA Optronics AG:

The Company respectfully advises that EBITDA margin is defined as EBITDA divided by the revenues, according to IFRS, and as presented in the Consolidated Statements of Operations and Other Comprehensive Income (Loss). For clarification, the Company will include a reconciliation of the EBITDA margin as described above in its future filings.

Key Factors Impacting Our Results of Operations, page 72

2)

We note from your disclosure on page 74 that you deliver products to customers in three different end-markets: automotive, consumer electronics and industrial/specialized applications. We also note that changes in sales mix by end market can affect gross margins as you disclose that sales to customers in the consumer end-market usually contribute lower gross margin in comparison to those customers in the automotive and industrial/specialized applications end-markets, as your gross margins generally are higher with more specialized product development. Please tell us your consideration for providing revenue by end market as a disaggregated revenue disclosure in the notes to the financial statements. See guidance in ASC 606-10-55-89 through 55-91.

Answer of VIA Optronics AG:

The Company respectfully advises that it prepares its audited financial statements in accordance with the IFRS requirements. IFRS 15.114 requires the preparer of IFRS Financial Statements to disclose a disaggregation of revenue into categories that “depict the how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors”. The Company respectfully notes that further guidance for the selection of such categories is provided in IFRS 15.B87 through .B89.

Based on this guidance, the Company respectfully advises that it has determined the categories relevant for the disaggregation of revenue in its business model are revenues according to the Display Solutions and Sensor Technologies segments as well as the differentiation between Product Sales and R&D Services within the Display Solutions segment, as the nature of those revenues is significantly different.

From a revenue perspective, the Company respectfully advises that the end markets do not affect significantly the nature, amount, timing and uncertainty of such revenues. This is because the products sold to the customers in the different end markets are similar in nature and therefore, the amount and timing of revenues do not differ significantly. The Company respectfully advises that as it aims to increase margins for investors, the information about the end market structure of the Display solutions segment is provided to underline the direction of the Company’s business strategy and reflect the focus on less competitive end markets such as automotive and industrial as compared to consumer products. Additionally, revenue disaggregation at the end market structure is not part of a regular reporting to the CODM (IFRS 15.B88(b)). As a result, end markets are – within the VIA business model – assessed not to be a relevant category for disaggregation of revenue in accordance with IFRS 15.114 in connection with IFRS 15.B87 through .B89. The company will add a discussion of the Display Solution end market percentages divided by automotive, industrial and Consumer Electronics in its future fillings.

Financial Statements

Notes to the Consolidated Financial Statements

Note 4.1 Revenue from Contracts with Customers, page F-24

3)

We note your disclosure that VTS sells its products to a business partner who then sells those products to customers, and in this case the business partner acts as an agent and not as a principal. Please explain to us and revise to disclose how this affects your revenue recognition for these products. Specifically, please tell us at what point in the transaction you recognize revenue on the sale of the product.

Answer of VIA Optronics AG:

The Company respectfully advises that it has carefully assessed the principal vs. agent question and has come to the conclusion that Toppan acts only as an agent, as Toppan does not control the products before they are transferred to the customer. Therefore, the end customer is VTS´ customer under IFRS 15 and VTS recognises revenue for the amount charged to the end customer, i.e., 100% of the price in accordance with the Company’s revenue recognition policies as disclosed in Note 2.5.2. Payments made to Toppan (i.e., a single digit fixed percentage of the final sales price) are costs to obtain a contract as in the sense of

IFRS 15.91. VTS chooses to apply the practical expedient in IFRS 15.94 and to expense those payments immediately. The Company respectfully advises that revenue is recognised when control is transferred to the end customer (IFRS 15.33 and .38).

Note 14. Provisions, page F-33

4)	Please explain to us the nature of the EUR 1,478,922 usage classified in the “other” column during the year ended December 31, 2020.

Answer of VIA Optronics AG:

The Company respectfully advises that the usage of “Other” provisions during the year ended December 31, 2020 primarily related to a legal dispute regarding a patent infringement for which a provision has been recognised in 2019. The litigation was settled in 2020 with a payment by VIA and the provision was fully used accordingly.

26. Segments, page F-47

5)

We note that your table in Note 26 presents several segment measures of profit or loss, including EBITDA, Gross Profit, Operating Income(loss) and Net income (loss). However, we note from your disclosure in Note 2.5.15, that segment performance is evaluated based on revenue, gross profit, EBITDA and net profit (loss) and the primary measure used by the CODM for evaluating segment performance is EBITDA. As IFRS 8 requires presentation of a single measure of segment profitability for each reportable segment, please revise your segment footnote to be consistent with the guidance in paragraph 26 of IFRS 8. In this regard, please note that if the chief operating decision maker uses more than one measure of an operating segment’s profit or loss, the segment’s assets or the segment’s liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements. Please revise accordingly.

Answer of VIA Optronics AG:

The Company respectfully advises that the CODM receives revenue, gross profit, EBITDA and net profit (loss); however, despite the CODM receiving multiple metrics, the Company determined that, in accordance with IFRS 8.26 EBITDA, as disclosed in Note 2.5.15, is the metric used to measure performance.  EBITDA is used by the CODM for purposes of making decisions about allocating resources to the segments and assessing its performance. The Company respectfully notes that in addition to the requirements of IFRS 8, the Company considered SEC Rules on non-GAAP disclosures in the segment note (including C&DI 104) and determined that EBITDA was its only non-GAAP measurement included in the financial statements and it has been included in accordance with IFRS 8.26 as the Company’s measure of performance.  The Company respectfully notes that it has provided disclosure of the additional GAAP measurements that are provided to the CODM as useful information to readers of the financial statements.

6)

We note from your disclosure in Note 2.5.15 that starting in 2021, VIA Optronics AG is no longer aggregated as part of the reportable segment Display Solutions but reported as “Other Segments.” We also note from the table in Note 26, that this segment has significant amounts of operating loss and assets in each of the periods presented. Please explain to us, and revise to disclose, the nature of the expenses and assets included in this “other segment.”

Answer of VIA Optronics AG:

The Company respectfully advises that the nature of the assets included in the “other segment” are primarily shares in affiliated companies, loans to affiliated companies as well as cash and cash equivalents based on the holding function of VIA optronics AG. The expenses included in the “other segment” primarily include R&D expenses, general and administrative expenses as well as exchange losses resulting from exchange rate fluctuations between U.S. Dollars and Euros.

Although parts of the expenses in the “other segment,” such as R&D expenses, economically pertain to the Display Solutions and Sensor Technologies operating segments, VIA management does not allocate in the internal reporting such expenses to the operating segments. The presentation of the segment reporting in the Annual Report is therefore consistent with internal management reporting.

The Company will include in the next filing additional explanation to the nature of expenses and assets included in “other segment”.

Please direct any questions or comments concerning the Annual Report or this response letter to the undersigned.

Very truly yours,
/s/ Jurgen Eichner
Jurgen Eichner
VIA optronics AG

Sieboldstrasse 18
90411 Nuremberg
Germany

+ 49 911 597 575-0